United States Securities and Exchange Commission
                     Washington, D.C.  20549
                            Form 10-C
         Report by Issuer of Securities Quoted on NASDAQ
                 Interdealer Quotation System

           Filed Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934
               and Rule 13a-17 or 15d-17 thereunder

                    FIRST INDIANA CORPORATION
          (Exact name of issuer as specified in charter)



     135 North Pennsylvania Street, Indianapolis, IN 46204
            (Address of principal executive offices)

                          (317) 269-1664
         (Issuer's telephone number, including area code)

           I.  Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security Common stock

2.  Number of shares outstanding before the change 8,364,072

3.  Number of shares outstanding after the change 10,455,090

4.  Effective date of change March 18,1997

5.  Method of change:
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Five-for-four stock split.
Give brief description of transaction On March 18, 1997, shareholders of record as of March 3, 1997 will receive one additional share of common stock for every four shares owned.

                 II.  Change in Name of Issuer

1.  Name prior to change

2.  Name after change

3.  Effective date of charter amendment changing name

4.  Date of shareholder approval of change, if required

Date February 20, 1997         /s/ Kenneth L. Turchi, Senior Vice President
                                   (Officer's signature and title)